April 12, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Aerkomm Inc.

Registration Statement on Form F-1 (SEC File No. 333-222208)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Aerkomm Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. (EDT), April 13, 2018 or as soon thereafter as practicable.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO

Members FINRA & SIPC

Boustead Securities, LLC

898 N. Sepulveda Blvd., Suite 475

El Segundo, CA 90245

(949) 233-7869